Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The Shareholders of (“Suzano” or “Company”) are hereby invited, pursuant to Section 124 of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporations Law”), to attend the Annual and Extraordinary General Shareholders’ Meetings, to be held cumulatively on April 26, 2023, at 10:00 a.m. (“AESM”), exclusively digitally, pursuant to item I of paragraph 2 of Section 5 and paragraphs 2 and 3 of Section 28 of CVM Resolution No. 81, dated March 29, 2022, as amended (“RCVM 81/22”), to resolve on the following agenda:

1.	Annual General Shareholders Meeting

1.1.	Examine the management accounts related to the fiscal year ended December 31, 2022;

1.2.	Examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2022, and to review the management report for the aforementioned fiscal year;

1.3.	Resolve on the Company’s capital budget for the fiscal year ending December 31, 2023;

1.4.	Resolve on the allocation of net income for the fiscal year ended December 31, 2022 and the distribution of dividends;

1.5.	If the Fiscal Council is installed, to define the number of members that will compose the Fiscal Council and resolve on the election of its members; and

1.6.	Determine the overall annual compensation of the Company’s management and Fiscal Council, if installed, for the fiscal year of 2023.

2.	Extraordinary General Shareholders Meeting

2.1.	Resolve on the amendment to the caput of Article 5 of the Company’s Bylaws, to reflect the number of shares into which the Company’s share capital is divided, due to the cancellation of treasury shares approved at the Board of Directors’ Meeting held on February 28, 2023;

2.2.	Resolve on the consolidation of the Company’s Bylaws, in order to reflect the amendment of its Article 5 object of the resolution described in item 2.1 above; and

2.3.	Authorize the Company’s management to take all measures necessary to implementation of the approved matters, in accordance with the applicable law.

It is available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the Company’s individual and consolidated Financial Statements and their respective Notes, all related to the fiscal year ended on December 31, 2022, accompanied by the independent auditor’s report and the Fiscal Council’s opinion; (b) the Management Proposal including the capital budget and the information required by Sections 11, 12 and 13, and Annex A of RCVM 81/22 (“Management Proposal”); (c) the Shareholder’s Manual, including instructions for attendance in the AESM; and (d) the form of Distance Voting Ballot for the AESM.

General Instructions

Pursuant to RCVM 81/22, the Shareholders may attend the AESM through a digital platform to be provided by the Company for access on the date and time of the AESM or through distance voting. The guidelines and procedures applicable to both types of attendance referred to herein, as well as the other instructions regarding the AESM, are detailed in the aforementioned Shareholder’s Manual, which is available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

In order to attend to the AESM, Shareholders shall submit to the Company a request for access, accompanied by the following documents, under Section 126 of the Brazilian Corporations Law and as detailed in the Shareholder’s Manual: (i) valid identification document of the shareholder or its representative; (ii) proof issued by the financial institution depositary of the book-entry shares or in their custody; (iii) documents proving the powers of the legal representative of the legal entity shareholder or of the manager or administrator, in the case of investment funds; and (iv) power of attorney, duly regularized in the form of law, in the event of representation of the shareholder by an attorney-in-fact.

The access request and the documents indicated above shall be sent to the Company until 10:00 a.m. on April 24, 2023, by means of electronic mail, to ri@suzano.com.br, with a copy to societario@suzano.com.br.

Without prejudice to the possibility to attend the AESM by electronic means, the Company recommends that the Shareholders exercise their voting rights through the distance voting ballot. In this case, until April 19, 2023 (inclusive), shareholders shall transmit their voting instructions, delivering the respective distance voting ballots: (i) to the bookkeeper of the Company’s shares; (ii) to their respective custody agents, in the case of shareholders holding shares deposited in a central depository; or (iii) directly to the Company, subject to the rules established in RCVM 81/22 and the procedures described in the form of distance voting ballot provided by the Company.

Guidance on the procedures to attend and vote at the AESM, as well as other instructions regarding the AESM, are detailed in the Shareholder’s Manual.

São Paulo, March 24, 2023.

David Feffer

Chairman of the Board of Directors